Exhibit 99.1

Veris Gold Corp. provides year end 2013 production update and guidance for 2014

Toronto Stock Exchange: VG

VANCOUVER, Feb. 27, 2014 /CNW/ - Veris Gold Corp. ("Veris" or the "Company") (TSX: VG) (OTCQB: YNGFF) (Frankfurt Xetra Exchange: NG6A) is pleased to provide shareholders with a fourth quarter and year end production update for the Company's three wholly-owned Jerritt Canyon gold mines and processing plant in Elko County, Nevada. Jerritt Canyon is operated by Veris Gold USA Inc. ("Veris USA"), a wholly-owned subsidiary of the Company.

2013 Year End Operational Report
For the year ended December 31, 2013 the plant processed approximately 1,200,000 tons, averaging 3,500 tons through the roaster per operating day resulting in the production of an estimated 139,500 ounces of gold from Jerritt Canyon ore. The processed amount includes 126,730 tons of toll milled ore.

The operations realized an overall recovery of 86% from Jerritt Canyon ore for the year; the Company is targeting recoveries of 90% for 2014.

Mr. François Marland, President and CEO of Veris commented, "We are pleased we were able to exceed our revised 2013 production targets despite the many challenges we experienced. Our dedicated team continues to optimize both the mines and plant." Mr. Marland further stated, "We also look forward to delivering positive news soon to our shareholders regarding our refinancing. Our goal is to deliver the best possible results for all stakeholders."

Mr. Graham Dickson, COO, stated, "2013 production at Jerritt Canyon was the result of a stellar performance by management, employees and contractors. The plant and operators performed at record level."

For the year ended 2013, the SSX-Steer Mine produced 315,700 ore tons containing an estimated 48,900 ounces of gold, averaging 880 tons per operating day. This is an increase of approximately 14% compared to the 770 average tons of production reported in 2012.

During the year, Management made some adjustments to increase the mine's production; the Company hired a Chief Mining Engineer to enhance the teams' skill set and purchased a second underground reverse circulation drill to assist with mine planning.

For the year ended 2013, the Smith Mine produced 526,200 tons containing an estimated 82,300 ounces of gold averaging 1,470 tons per day. A total of 396,000 tons of high grade ore were mined in 2013 from Smith Mine at an average grade of 0.16 ounces per ton. The Company stockpiled another 130,200 tons of lower grade material averaging 0.09 ounces per ton near the roaster facility.

The Starvation Canyon Mine came into commercial production in mid-2013. The mine has produced 183,400 tons containing an estimated 36,700 ounces of gold (0.244 ounces per ton) for an average of 672 tons per day since the start of commercial operation.

2013 Fourth Quarter Operational Report
For the fourth quarter, 2013 the Jerritt Canyon plant processed 307,550 total ore tons, averaging 3,340 tons through the roaster per operating day. This resulted in the production of 33,500 ounces of gold from Jerritt Canyon ore. Recovery rates for the fourth quarter averaged 85%. Additionally, the Company tolled milled 48,760 tons of ore in the fourth quarter.

Mine production for the fourth quarter was as follows:
The SSX-Steer Mine produced 62,190 tons containing an estimated 9,630 ounces of gold. The average mining rate was 740 tons per operating day.

The Smith Mine produced 132,180 tons containing an estimated 21,110 ounces of gold averaging 1,430 tons per day of production.

The Starvation Canyon Mine produced 76,780 tons containing an estimated 15,750 ounces of gold (0.21 ounces per ton) averaging 835 tons per day, which outperformed the production goal of 600 tons per day.

Operational Production Update
Operations at the Company's Jerritt Canyon processing facility were interrupted in December, 2013 due to an electrical arc flash fire that took place in the primary crushing building on December 19, 2013.  Various areas of the operations were affected for an estimated 21 days.  The processing facility and all other affected areas have been fully operational since January 14, 2014 and further interruptions are not anticipated.

2013 Production and 2014 Guidance
Due to the temporary interruption in production experienced in December, the Company revised its 2013 year-end production guidance to 138,000 ounces from 145,000 ounces of gold.

For 2013, Veris Gold produced an estimated 139,500 ounces of gold and processed 126,730 tons of toll milled ore (an average of 3,500 tons per day) at its Jerritt Canyon processing facility.

For 2014, the Company has targeted production of 180,000 ounces of gold and has targeted processing 263,600 tons of tolled milled ore in 2014, which is expected to significantly reduce cash costs per ounce. Veris intends to increase mining production at its mines in 2014 to over 3,500 tons per day that includes ores from the new Saval 4 underground mine scheduled to commence operations in the second quarter.

Quality Control
Assaying of all mine production samples were conducted by the Jerritt Canyon lab using standard fire assay techniques. The company's 2013 Quality Assurance and Quality Control protocols are documented in the most recent NI 43-101 Technical Report available on Sedar or at the Company's website.

The information contained in this news release has been reviewed and approved by the Company's Vice President of Exploration, Todd Johnson, M.Sc. (Qualified Person per the requirements of NI 43-101).

About Veris Gold Corp.
Veris Gold Corp. is a growing mid-tier North American gold producer in the business of developing and operating gold mines in geo-politically stable jurisdictions. The Company's primary assets are the permitted and operating Jerritt Canyon processing plant and gold mines located 50 miles north of Elko, Nevada, USA. The Company's primary focus is on the re-development of the Jerritt Canyon mining and processing plant. The Company also holds a portfolio of precious metals properties in British Columbia and the Yukon Territory, Canada, including the Ketza River Property.

On behalf of

"VERIS GOLD CORP."

François Marland
President and CEO

To be added to the Veris Gold e-mail list please sign up at www.verisgold.com.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. All material information may be accessed at www.sedar.com.

Forward-Looking Statements This news release contains "forward-looking statements" and "forward-looking information" within the meaning of applicable securities regulations in Canada and the United States (collectively, "forward-looking information"). Forward-looking information includes, but is not limited to, statements with respect to estimated mineral resources, anticipated effect of the completed drill results on the operations at Jerritt Canyon, the interpretation of those results, and timing and expectations of future work programs. Often, but not always, forward-looking information can be identified by the use of words such as "plans", "expects, "is expected", "budget", "scheduled", "estimates", forecasts", "intends", "anticipates", or "believes", "has the potential" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might", or "will" be taken, occur or be achieved.  The forward-looking information contained in this news release is based on certain assumptions that the Company believes are reasonable, including, with respect to mineral resource estimates, the key assumptions and parameters on which such estimates are based, as set out in this news release and the technical report for the property, that the current price of and demand for gold will be sustained or will improve, the supply of gold will remain stable, that the general business and economic conditions will not change in a material adverse manner, that financing will be available if and when needed on reasonable terms and that the Company will not experience any material accident, labor dispute, or failure of plant or equipment.

However, forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include, among others, conclusions of economic evaluations, the risk that actual results of exploration activities will be different than anticipated, that cost of labor, equipment or materials will increase more than expected, that the future price of gold will decline, that mineral resources and reserves are not as estimated, that actual costs or actual results of reclamation activities are greater than expected; that changes in operations may result in increased costs, unexpected variations in mineral resources and reserves, grade or recovery rates, failure of plant, equipment or processes to operate as anticipated, accidents, labor disputes and other risks generally associated with mining.  See our Annual Information Form for additional information on risks, uncertainties and other related factors. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

SOURCE: Veris Gold Corp.

%CIK: 0001286799

For further information:

Veris Gold Corp.
Joanne C. Jobin
VP, Investor Relations
T:   (647) 964-0292
NA Toll Free: 1-855-688-9427
E:   jjobin@verisgold.com
W:  verisgold.com

Veris Gold Corp.
Nicole Sanches
Investor Relations Manager
T:  (604) 688-9427 ext 224
NA Toll Free: 1-855-688-9427
E:  nicole@verisgold.com
W: verisgold.com

CO: Veris Gold Corp.

CNW 06:30e 27-FEB-14